12G Exemption
#82-3480

BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED JUNE 30, 2003

Incorporated as part of: X Schedule A

X Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD
ISSUER ADDRESS:	500– 905 WEST PENDER STREET VANCOUVER, BC V6C 1L6
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	www.trans-america.ca
FOR QUARTER ENDED:	SEPTEMBER 30, 2003
DATE OF REPORT:	October 23, 2003

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 10 2003 WASH. D.C. 181 SECTION

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL	[signature]	03/10/30
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)
JAMES J. McDOUGALL	[signature]	03/10/30
NAME OF DIRECTOR SIGNED (TYPED)		DATE SIGNED (YY/MM/DD)

11/17

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

03037393

TRANS AMERICA INDUSTRIES LTD.

September 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements, Item 3 Schedule C and the mineral property schedule set out below, for a breakdown of expenditures and costs incurred.

Mineral Property Schedule:

Mineral properties and deferred exploration expenses for the three months ended September 30, 2003:

Balance June 30, 2003	$	86,205
Professional fees		54,100
Geophysical survey		52,105
Field and office supplies		48,838
Road access construction		29,155
Transportation and accommodation		1,000
Balance June 30, 2003	$	271,403

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

> $21,000 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) September 12, 2003 650,000 units consisting of 650,000 shares @ $0.45 each and 650,000 warrants exercisable on or before September 12, 2004 @ $0.55 each. The placement netted $292,500.00.

(b) Options granted during the period:

NIL.

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

18,462,143 common shares with a stated capital of $9,788,562

(c) Options, warrants, and convertible securities outstanding:

Options:
600,000 @ $0.15 expiring February 2, 2004
500,000 @ $0.25 expiring May 22, 2008

Warrants:
1,000,000 @ $0.30 expiring June 18, 2004
650,000 @ $0.55 expiring September 12, 2004

Convertible Securities:

Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company has reacted to the improved gold price and the perception that the mining industry is emerging from an unprecedented multi-year downturn by staking an extensive and promising gold property north of Lynn Lake, Manitoba.

During the last several years, the Company has confined its activities to acquiring equity interests in other natural resource companies. This strategy was employed due to the extended downturn in the resource sector and the Company's desire to preserve its working capital, while at the same time keeping a presence in the sector.

In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil project in Alberta.

Lynn Lake, Manitoba Gold Project

The Company acquired by staking 27 contiguous mining claims ("the property") with a total area of 4,952 hectares. The property is located approximately 13 kilometres northeast of the town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 11 kilometres.

The claim block adjoins claims of two former producing gold mines, The MacLellan to the west and Farley Lake to the east.

During the course of a summer exploration program, the Company did an extensive review of all available Manitoba governmental material in respect to the property. It carried out a high resolution airborne geophysical survey. It investigated diamond drill core of previous drilling on the property collected and retained in a Manitoba governmental core library. It opened old trenches, stripped areas where the overburden was sufficiently sparse for rock identification and sampling. It reviewed an induced-polarization survey conducted by SherrGold Inc. in the late 1980's. Finally it carried out an extensive and intense geological survey of the property.

The work is presently being assessed and correlated to define high priority targets for a diamond drilling program this coming winter.

The work was carried out under the direction of the Project Manager and Professional Geologist P.J. Chornoby who has worked in the Lynn Lake area for 20 years and Geological Consultant, Dr. D.A. Baldwin who spent many years working for the provincial government.

In a separate, but related program, Manitoba Minerals, under the supervision of departmental geologist, Dr. Chris Beaumont-Smith, carried out a geological review of the greenstone belt running through the Company's property. The review was part of a multi-year study of structural controls in the Lynn Lake Greenstone Belt, which is expected to enhance the prospects for discovering viable gold deposits in this highly prospective belt.

The Company has to date expended $271,403 on this project. Funds for the project were contributed by a $250,000 private placement in June, a $292,500 private placement in September and a $71,104.25 Manitoba Mineral Exploration grant.

Claymore Gas and Oil Project

The Company has been advised that the operator of the Bonnie Glen 16-7 shut-in gas well has signed a sales agreement with Imperial Oil Resources for the sale of raw gas production to be delivered to Imperial's gas processing plant. The cost of the necessary pipeline and hook-up was $213,000 and was completed on August 31, 2003. The Company holds a 6% working interest in the well and its share of the development costs is $12,780.

Production was scheduled to commence immediately after tie-in. Imperial's own wells in the area were producing more gas than expected and the supplemental Bonnie Glen 16-7 production has consequently been delayed. Imperial has since advised the operator that upon production the Bonnie Glen 16-7 well will be allowed a greater flow in order to make-up for the loss of production during the delay.

As natural gas prices are fluctuating, it is difficult to estimate the expected income, but at current prices, the production should provide a revenue contribution to the Company, over the three-year Imperial contract of approximately $4,000 monthly.

Other Assets

The Company continues to hold the following corporate shares valued as of September 30, 2003.

Corporation	No. of Shares	Adjusted Book Value	Market Value
		$	$
Atacama Minerals Corp.	1,799,800	1,076,497	989,890
Black Hawk Mining Inc.	225,000	120,000	57,375
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	225,000
Ariane Gold Corp.	25,000	17,079	31,000
Compliance Energy Corp.	122,946	35,000	36,884
Pre-Public or Pooled:			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	400,000	175,000	70,091
Majestic Gold Corp.	1,000,000	100,000	680,000
Total:		1,589,510	2,090,240

4

Item 3

Operations and Financial Condition

As at the quarter ended September 30, 2003, the Company had cash and short term deposits on hand of $2,108,228 with a net working capital of $2,113,284. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $9,404 for the quarter consist of investment income on its invested cash. The Company's administrative expenses aggregated $46,973. This amount includes $21,000 for management fees, secretarial services and out-of-pocket costs and $8,770 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

There are no other significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year and provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"John Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003
(Unaudited – see Notice to Reader)

6

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheet of Trans America Industries Ltd. as at September 30, 2003 and the consolidated statements of income and deficit, and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada

October 23, 2003

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	SEPTEMBER 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash and short term deposits	$ 2,108,228	$ 690,654
GST recoverable	13,919	1,646
	2,122,147	692,300
Investments (Note 3)	1,589,619	2,633,894
Capital Assets (Note 4)	3,715	4,493
Oil And Gas Property	68,660	57,098
Mineral Properties And Deferred Exploration Expenses	271,403	-
	$ 4,055,544	$ 3,387,785
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 8,863	$ 3,573
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	9,788,562	9,171,062
Contributed Surplus	50,003	50,003
Deficit	(5,791,884)	(5,836,853)
	4,046,681	3,384,212
	$ 4,055,544	$ 3,387,785

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2003	NINE MONTHS ENDED SEPTEMBER 30 2003	THREE MONTHS ENDED SEPTEMBER 30 2002	NINE MONTHS ENDED SEPTEMBER 30 2002
Revenue				
Interest and dividend income	$ 9,404	$ 19,294	$ 4,231	$ 11,832
Expenses				
Depreciation	259	778	328	985
Management and consulting fees	21,000	63,579	21,660	64,978
Office facilities and services	8,770	28,786	7,464	30,357
Oil and gas property operating expenses	-	1,242	1,239	1,239
Professional fees	6,953	16,388	3,700	6,061
Regulatory fees	3,450	14,253	-	6,219
Shareholder communication	(163)	2,200	136	4,851
Transfer agent	789	4,746	928	3,221
Travel and promotion	5,915	12,323	5,000	19,555
	46,973	144,295	40,455	137,466
Loss Before The Following	(37,569)	(125,001)	(36,224)	(125,634)
Currency Exchange (Loss)	-	-	-	(12,830)
Gain On Sale Of Investments	103,386	169,970	25,506	91,047
	103,386	169,970	25,506	78,217
Net Income (Loss) For The Period	65,817	44,969	(10,718)	(47,417)
Deficit, Beginning Of Period	(5,857,701)	(5,836,853)	(5,787,765)	(5,751,066)
Deficit, End Of Period	$ (5,791,884)	$ (5,791,884)	$ (5,798,483)	$ (5,798,483)
Basic And Diluted Earnings (Loss) Per Share	$ 0.004	$ 0.003	$ (0.001)	$ (0.003)
Weighted Average Number Of Shares Outstanding	17,939,317	17,126,062	16,312,143	16,312,143

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED SEPTEMBER 30 2003	NINE MONTHS ENDED SEPTEMBER 30 2003	THREE MONTHS ENDED SEPTEMBER 30 2002	NINE MONTHS ENDED SEPTEMBER 30 2002
Cash Flows From Operating Activities				
Income (Loss) for the period	$ 65,817	$ 44,969	$ (10,718)	$ (47,417)
Add (Deduct): Items not involving cash:				
Depreciation	259	778	328	985
Gain on sale of investments	(103,386)	(169,970)	(25,506)	(91,047)
	(37,310)	(124,223)	(35,896)	(137,479)
Change in non-cash operating working capital items:				
(Increase) Decrease in GST recoverable	(5,785)	(12,273)	409	18
(Increase) Decrease in accounts receivable	1,900	-	-	-
(Increase) Decrease in prepaid expenses	1,500	-	(84)	(84)
Increase (Decrease) in accounts payable and accrued liabilities	(2,258)	5,290	(1,368)	416
	(41,953)	(131,206)	(36,939)	(137,129)
Cash Flows From Financing Activities				
Proceeds from sale of investments	602,055	1,214,245	67,416	319,062
Shares issued for cash	292,500	617,500	-	-
	894,555	1,831,745	67,416	319,062
Cash Flows From Investing Activities				
Capital assets	-	-	-	(468)
Investments	-	-	(34,300)	(509,300)
Oil and gas property	(6,876)	(11,562)	-	(3,000)
Mineral properties and deferred exploration expense	(185,198)	(271,403)	-	-
	(192,074)	(282,965)	(34,300)	(512,768)
Increase (Decrease) In Cash And Short Term Deposits	660,528	1,417,574	(3,823)	(330,835)
Cash And Short Term Deposits, Beginning Of Period	1,447,700	690,654	756,716	1,083,728
Cash And Short Term Deposits, End Of Period	$ 2,108,228	$ 2,108,228	$ 752,893	$ 752,893

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd., an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

h) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

i) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

j) Future Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

k) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company will apply a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of proved properties.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003
(Unaudited – see Notice to Reader)

3. INVESTMENTS

Long term investments comprise:

	SEPTEMBER 30 2003	DECEMBER 31 2002
Atacama Minerals Corp., at cost – 1,799,800 common shares (2002 - 3,178,800 common shares) (quoted market value $989,890; 2002 - $1,780,128).	**$ 1,076,497**	$ 1,928,327
Other portfolio investments, at lower of cost or written down values (quoted market value $1,100,359; 2002 - $895,609)	**513,122**	705,567
	$ 1,589,619	$ 2,633,894

4. CAPITAL ASSETS

	2003	2002
Office equipment	**$ 17,105**	$ 17,105
Computer equipment	**6,269**	6,269
	23,374	23,374
Less: Accumulated depreciation	**(19,659)**	(18,881)
Net book value	**$ 3,715**	$ 4,493

5. MINERAL PROPERTIES

During the nine months ended September 30, 2003, the Company paid $271,403 for staking and for preliminary exploration work on 27 mineral claims in the Lynn Lake area of Manitoba.

6. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

6. **SHARE CAPITAL** (Continued)

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash	2,150,000	617,500
Balance, September 30, 2003	18,462,143	$ 9,788,562

During the period ended September 30, 2003, the Company completed a private placement of 1,000,000 units at $0.25 per unit for proceeds of $250,000. Each unit consists of one flow-through common share and one flow-through share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.30 per share to June 18, 2004.

During the period ended September 30, 2003, the Company completed a private placement of 650,000 units at $0.45 per unit for proceeds of $292,500. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.55 per share to September 12, 2004.

c) Options Outstanding

As at September 30, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
600,000	$ 0.15	February 2, 2004
500,000	$ 0.25	May 22, 2008

6. **SHARE CAPITAL** (Continued)

c) Options Outstanding (Continued)

A summary of changes in stock options for the period ended September 30, 2003 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	1,100,000	$ 0.15
Granted	500,000	0.25
Exercised	(500,000)	(0.15)
Balance, September 30, 2003	1,100,000	$ 0.20

7. **RELATED PARTY TRANSACTION**

During the three months ended September 30, 2003, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $21,000 (2002 - $21,660) from a company with which a director is associated.

8. **STOCK BASED COMPENSATION**

The Company has elected to adopt the intrinsic value-based method for employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

During the period ended September 30, 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.20%; dividend yield 0%; volatility of 125%; and 4 years of expected lives (weighted average term to maturity). The weighted average fair value of options granted as of September 30, 2003 is $0.20.

8. STOCK BASED COMPENSATION (Continued)

Based on the computed option values and the number of options issued to employees and directors, had the Company recognized compensation expense, the following would have been its effect on the Company's loss for the year and loss per share:

	THREE MONTHS ENDED SEPTEMBER 30 2003	NINE MONTHS ENDED SEPTEMBER 30 2003
Net income (loss) for the period (as reported)	**$ 65,817**	$ 44,969
Pro-forma	**$ 65,817**	$ (55,056)
Basic earnings (loss) per share (as reported)	**$ 0.004**	$ 0.003
Pro-forma	**$ 0.004**	$ (0.003)